UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

July 1, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors LP 13-4093645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,190,559
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,190,559
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,190,559
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Based on 135,749,206 shares of the Issuer’s common stock outstanding as of April 25, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors (GP) LLC 46-37147749
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,190,559
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,190,559
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,190,559
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC

(1) Based on 135,749,206 shares of the Issuer’s common stock outstanding as of April 25, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,202,598 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,202,598 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,202,598 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 170,000 shares of the Issuer’s common stock underlying 170,000 options directly held (see Item 5 for additional information).

(2) Based on 135,749,206 shares of the Issuer’s common stock outstanding as of April 25, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,197,315 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,197,315 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,197,315 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 7,403 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held.
(2)	Based on 135,749,206 shares of the Issuer’s common stock outstanding as of April 25, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FBB2, LLC 45-5474130
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,110
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,110
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.011%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 135,749,206 shares of the Issuer’s common stock outstanding as of April 25, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FBB Associates 13-3843860
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.025%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 135,749,206 shares of the Issuer’s common stock outstanding as of April 25, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2013.

CUSIP No. 45337C102	13D

Amendment No. 13 to Schedule 13D

This Amendment No. 13 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC, Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

On July 1, 2013, a Certificate of Conversion was filed with the State of Delaware to convert Baker Bros. Advisors, LLC from a limited liability company into a limited partnership named Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”) is the sole general partner of the Adviser.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 2.	Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	The Adviser
2.	The Adviser GP
3.	Felix J. Baker
4.	Julian C. Baker
5.	FBB
6.	FBB2

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP. The principal business of FBB2 is to engage in investment activities. Julian C. Baker and Felix J. Baker are the sole managers of FBB2 and have voting and investment power over the securities of Incyte Corporation (the “Issuer”) held by FBB2. The principal business of FBB is to engage in investment activities. Julian C. Baker and Felix J. Baker are the sole members of FBB and have voting and investment power over the securities of the Issuer held by FBB.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. FBB2 is a limited liability company organized under the laws of the state of Delaware. FBB is a general partnership organized under the laws of the state of New York. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

CUSIP No. 45337C102	13D

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 13 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds as well as shares of common stock of the Issuer that may be acquired upon conversion of 4.75% Convertible Senior Notes due 2015 (the “2015 Notes”) at a presently applicable conversion price of $8.78 by the Funds, subject to the limitations on exercise described below.

Holder	Shares of Common Stock	Shares of Common Stock underlying 2015 Notes
667, L.P.	2,023,937	3,372,421

Baker Brothers Life Sciences, L.P.	12,430,783	14,209,343

14159, L.P.	355,839	396,353

The number of shares of Common Stock that may be acquired by the Funds upon any conversion of the 2015 Notes is limited to the extent necessary to ensure that, following such conversion, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 19.999% of the total outstanding common stock of the Issuer.  As a result of this restriction, the number of shares that may be issued upon conversion of the 2015 Notes by the Funds may change depending upon changes in the outstanding shares of common stock.

The number of shares of common stock in Items 7 though 11 and 13 of the cover pages for the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker incorporated by reference herein reflect the effects of the limitation on conversion of the 2015 Notes described above.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 13 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and the sole managers of FBB2, and as such may be deemed to be beneficial owners of securities owned by FBB and FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

CUSIP No. 45337C102	13D

Julian C. Baker is a Director of the Issuer.

(c) On May 30, 2013, Julian C. Baker, in connection his service on the Board of Directors of the Issuer (the “Board”), was granted 20,000 options to purchase common stock of the Issuer (“Stock Options”) at $22.74 per share expiring 10 years from the date of grant. These options become exercisable in full on the first anniversary of the date of grant or immediately prior to the Issuer’s next annual meeting of stockholders, if earlier.

In addition, on June 11, 2013 Julian C. Baker exercised 10,000 non-qualified stock options at a strike price of $4.44.

Julian C. Baker serves on the Issuer’s Board as a representative of the Funds. Due to the agreements and policies of the Funds, Julian C. Baker does not have any right to receive any profits from any securities received as compensation for serving as a Director of the Issuer and therefore has no pecuniary interest in the Stock Options and the shares of common stock received as a result of the exercise of the 10,000 non-qualified stock options. The Funds are entitled to the pecuniary interest in the Stock Options and the shares of common stock received as a result of the exercise of the 10,000 non-qualified stock options as each holds an indirect proportionate pecuniary interest in such securities. Julian C. Baker solely as a result of his ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Stock Options and the shares of common stock received as a result of the exercise of the 10,000 non-qualified stock options (ie. no direct pecuniary interest). Julian C. Baker currently retains voting and investment power over the Stock Options and shares of common stock received as a result of the exercise of the 10,000 non-qualified stock options.

Except as otherwise set forth in this Amendment No. 13, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

CUSIP No. 45337C102	13D

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 99.1:	Agreement regarding the joint filing of this statement.

CUSIP No. 45337C102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2013

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general
partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager